Snow Lake Phase 2 Drill Program Underway at Engo Valley

Winnipeg, Manitoba, Canada, April 16, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that the Phase 2 drill program at its Engo Valley Uranium Project ("Engo Valley") is now underway.

Highlights

  Phase 2 drill program is now underway
  Drill crews are on site, have established their exploration camp, and the initial drill holes comprising the Phase 2 drill program have now been completed
  Phase 2 is planned to consist of up to 7,500 meters of a combination of reverse circulation and diamond drilling, and is designed to provide a drill database sufficient to calculate a maiden uranium mineral resource estimate in accordance with SK-1300
  Maiden mineral resource estimate is currently scheduled for completion during the second half of 2025
  Phase 2 also includes plans to test a number of additional targets in the north and south parts of the project, outside of the two targets which are the main focus of Phase 2

CEO Remarks

"We have now completed the initial drill holes on our Phase 2 drill program at Engo Valley" said Frank Wheatley, CEO of Snow Lake. "Our objectives for Phase 2 are simple - to complete sufficient drilling to allow us to calculate a maiden resource estimate at Engo Valley during the second half of 2025."

"The global supply deficit of uranium will continue to increase as the world continues to expand it nuclear energy production capacity.  With new uranium mines needed to meet this demand, programs like our Phase 2 drill program at Engo Valley are essential to prove up potential new economic sources of primary uranium.  With Namibia being the third largest global uranium producer, we look forward to a successful Phase 2 drilling campaign at Engo Valley in Namibia."

Phase 2 Drill Program

The Phase 2 drill program ("Phase 2") has been planned to consist of an aggregate of up to 7,500 meters of a combination of reverse circulation and diamond drill holes in an in-fill grid pattern sufficient to allow the calculation of a maiden mineral resource estimate.  Phase 2 will be focused on the Main Uranium Occurrence ("MUO"), and the D1 target area ("D1").  See Figure 1.

Figure 1 - Phase 2 Drilling underway at Engo Valley Uranium Project

A number of drill holes will be undertaken on some of the targets identified by the radon cup survey undertaken in 2024, outside of the MOU and D1.  Downhole radiometrics will be conducted on each drill hole.

Assuming the Phase 2 drill program goes according to plan and assay results are received in a timely fashion, the preparation of a maiden mineral resource estimate for Engo Valley is targeted for completion during the second half of 2025.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy